January 24, 2022

VIA EDGAR TRANSMISSION

Ms. Brittany Ebbertt/Ms. Kathleen Collins
Senior Staff Accountant/Accounting Branch Chief
United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Atento S.A. Form 20-F for Fiscal Year Ended December 31, 2020 File No. 001-36671

Dear Ms. Ebbertt and Ms. Collins:

We refer to the comment letter dated January 12, 2022 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on our Annual Report on Form 20-F for the year ended December 31, 2020. The comment letter requests that we provide the requested information within ten business days or advise you when we will respond.

As discussed between our counsel and Ms. Ebbertt, we are carefully preparing our responses to these comments and respectfully request an additional ten business days to respond to the comment letter. With this extension, we will respond to the comment letter by February 10, 2022.

We appreciate the Staff considering our request for an extension. If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Jose Antonio de Souza Azevedo

Jose Antonio de Souza Azevedo
Chief Financial Officer
Atento S.A.